June 29, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by the Shelton Tactical Credit Fund (formerly, WHV/Acuity Tactical Credit Long/Short Fund) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR, as part of the Form N-SAR of the Shelton Tactical Credit Fund dated June 29, 2017. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

To facilitate the various series of SCM Trust (the "Trust') having a common independent registered public accounting firm, the Trust selected Tait, Weller & Baker LLP ("TWB") to serve as the independent registered public accounting firm for the Shelton Tactical Credit Fund (the "Fund") upon the reorganization of the predecessor WHV/Acuity Tactical Credit Long/Short Fund (the "Predecessor Fund") into the Fund, including for the Fund's fiscal year ended April 30, 2017. The decision to select TWB was recommended by the Trust's Audit Committee and was approved by the Trust's Board of Trustees. During the Fund's two most recent fiscal years, neither the Fund, nor anyone on its behalf, consulted with TWB on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of said Item 304). On March 13, 2017 the Fund dismissed PricewaterhouseCoopers LLP ("PwC").

PwC's reports on the Predecessor Fund's financial statements for the fiscal years ended April 30, 2016 and April 30, 2015 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Fund's two most recent fiscal years and the subsequent interim period through March 13, 2017 (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their reports on the Predecessor Fund's financial statements for such years and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except for as follows:

The Predecessor Fund's control designed to ensure the proper recording of expense waivers did not operate effectively as of April 30, 2016. As a result of this material weakness, the amount of expense waivers and reimbursements in the statement of operations was misstated and resulted in audit adjustments to the Predecessor Fund's April 30, 2016 financial statements. This material weakness occurred prior to the reorganization of the Predecessor Fund into the Fund, and did not relate to the current investment adviser to the Fund (Shelton Capital Management).